UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 21, 2016, China Information Technology, Inc. (the “Company”) held its 2016 Annual Meeting of Members (the “Annual Meeting”) at the Company’s headquarters in Shenzhen, China. Holders of the Company’s ordinary shares at the close of business on October 31, 2016 were entitled to vote at the Annual Meeting. The shareholders voted on two proposals at the Annual Meeting as follows:

  The shareholders reelected Messrs. Jianghuai Lin, Zhiqiang Zhao, Yunsen Huang, Yong Jiang and Remington C.H. Hu to the Board of Directors of the Company, each to serve until the next annual meeting of members of the Company or until such person resigns, is removed or otherwise leaves office;

  The shareholders ratified the appointment of GHP Horwath, P.C. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2016	CHINA INFORMATION TECHNOLOGY, INC.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer